aKB

16006193

SEC
Mail Processing
Section

MAR 1 5 2016

Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FocalPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Suite 1550
(No and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Porter — 310 405-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

OATH OR AFFIRMATION

I, David Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocalPoint Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

JAMES BLANCHARD
Commission # 2038551
Notary Public - California
Los Angeles County
My Comm. Expires Sep 20, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FocalPoint Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015

Contents

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
FocalPoint Securities, LLC
Los Angeles, CA 90025

I have audited the accompanying statement of financial condition of FocalPoint Securities, LLC (the "Company"), a California limited liability company, as of December 31, 2015 and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
March 4, 2016

FocalPoint Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 2,925,162
Accounts receivable	53,873
Prepaid expenses	58,157
Furniture, fixtures and equipment, net of depreciation of $219,046	101,767
Leaseholds and Other Intangibles, net of amortization of $19,624	75,156
Security deposit	118,387
Total Assets	$ 3,332,502

Liabilities and Members' Equity

Liabilities	
Accrued compensation and bonuses	$ 1,669,738
Accounts payable and accrued expenses	227,391
Deferred lease liability	99,587
Bank loan (Note 8)	89,176
State tax payable	11,034
Total Liabilities	2,096,926
Members' Equity	1,235,576
Total Liabilities and Members' Equity	$ 3,332,502

FocalPoint Securities, LLC
Statement of Income
Year Ended December 31, 2015

Revenues	
Investment banking fees	$ 10,612,105
Total Income	10,612,105
Expenses	
Members compensation and benefits	4,023,805
Employee compensation and benefits	4,283,173
Marketing	457,094
Rent	348,487
Office and administration	169,093
Travel and entertainment	132,810
Professional fees	124,283
Computer expenses	102,866
Research expenses	95,256
Telephone and communications	64,763
Regulatory fees and expenses	64,722
Insurance, licenses and fees	47,445
Depreciation and amortization	36,817
Taxes	24,704
Interest	4,823
Total Expenses	9,980,141
Net Income	$ 631,964

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2015

	Total
Balance, December 31, 2014	$ 603,612
Net Income	631,964
Balance, December 31, 2015	$ 1,235,576

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:		
Net income	$	631,964
Depreciation and amortization		36,817
Accounts receivable		75,298
Prepaid expenses		99,460
Accounts payable and accrued liabilities		96,824
Accrued compensation and bonuses		1,069,171
State taxes payable		(4,300)
Deferred lease liability		99,587
Net cash from operating activities		2,104,821
Cash flows from investing activities:		
Purchases of property and equipment		(69,069)
Purchases of leasehold improvements		(17,794)
Cash used for investing activities		(86,863)
Net increase in cash		2,017,958
Cash at beginning of year		907,204
Cash at end of year	$	2,925,162

SUPPLEMENTAL INFORMATION

Interest paid	$	4,823
Income taxes paid	$	24,704

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

FocalPoint Securities, LLC (the "Company") was originally incorporated in the State of California on October 7, 1971 under the name of JB Financial. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Mergers and acquisitions services – Raising capital and M&A services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800. The Company also pays taxes in the State of Illinois.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Note 2 - Significant Accounting Policies (continued)

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the useful life of the improvement or the term of the lease.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Cash	$ 2,925,162	$ -	$ -	$2,925,162

Note 4 - Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits. At December 31, 2015, there were cash balances on deposit of approximately $2,695,399 in excess of FDIC insured limits. Management believes the organizations are not exposed to any significant credit risk related to cash and equivalents.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $828,236 which was $688,441 in excess of its required net capital of $139,795. The Company had a net capital ratio of 2.53 to 1 at December 31, 2015.

Note 6 – Operating Lease Commitments

The Company leases facilities in Los Angeles and Chicago under a long-term agreement expiring on June 30, 2020 and November 30, 2016 respectively. The annual rental commitments for years ending December 31, is as follows:

	Los Angeles	Chicago	Totals
2016	$ 374,388	$ 42,900	$ 417,288
2017	391,116	0	391,116
2018	408,750	0	408,750
2019	427,290	0	427,290
2020	218,394	0	218,394
Totals	$ 1,819,938	$ 42,900	$ 1,862,838

Rental expense for the year was $ 348,487, net of sublease payments of $2,000.

Note 7 – Pension Plan

During 2010, the Company adopted a 401 (k) plan covering eligible employees of the Company. All Fulltime Employees are eligible to participate in the plan after one year of service. There is no company match.

Note 8 – Bank Loans

The Company maintains an operating line of credit with a local bank in the amount of $200,000, which is secured by the assets of the Firm. The interest rate on the operating line is calculated at the lenders base rate of 4.00% plus .50%. At December 31, 2015 such interest rate was 4.50%, with an outstanding balance on the line of credit in the amount of $89,243.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through May 4, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FocalPoint Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 1,235,576
Nonallowable assets		
Prepaid expenses	58,157	
Accounts receivable	53,873	
Furniture, fixtures and equipment net of depreciation	101,767	
Leasehold improvement	75,156	
Security deposit	118,387	(407,340)
Net Capital		$ 828,236
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness		$ 139,795
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 139,795
Excess Capital		$ 688,441
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 618,543
Computation of Aggregate Indebtedness		
Total liabilities		$ 2,096,926
Aggregate indebtedness to net capital		2.53

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 828,236
Variance	-
None	-
Net Capital per Audited Report	$ 828,236

See Accompanying Notes to Financial Statements

FocalPoint Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

FocalPoint Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to FocalPoint Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 - Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
FocalPoint Securities, LLC

I have reviewed management's statements, included in the accompanying FocalPoint Securities, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") from January 1, 2015 to December 31, 2015, and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockin, CA
March 4, 2016

FOCALPOINT
Investment Banking

FocalPoint Securities, LLC
11150 Santa Monica Blvd, Suite 1550
Los Angeles, CA 90025
310 405 7000 F 310 405.7077
www.focalpointllc.com

February 29, 2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

RE: SEC Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg;

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2) (i) the Company conducts business on a fully disclosed basis and does not execute nor clear securities transactions for any customers.

FocalPoint Securities, LLC met the rules of Section 240, 15c3-3 (k)(2)(i) exemption requirements for the period from January 1, 2015 through December 31, 2015.

Sincerely,

David R. Porter
Chief Financial Officer

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Members
FocalPoint Securities, LLC
Los Angeles, CA 90025

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by FocalPoint Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating FocalPoint Securities, LLC's compliance with the applicable instructions of the Form SIPC-7. FocalPoint Securities, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, (copy of check number 7750 for $18206, dated July 16, 2015), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Profit and Loss Statement and FOCUS Reports), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Profit and Loss Statement and FOCUS Reports) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. (Not applicable)

To the Members
FocalPoint Securities, LLC
Page 2

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, California
March 4, 2016

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 1036656 (Please retain this number for further inquiries regarding this form)
Submitted By: dporter1959
Submitted Date: Mon Mar 14 12:23:35 EDT 2016

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf.

Name of Auditor *: Elizabeth Tractenberg, CPA

PCAOB # *: 3621

Auditor Address - Street *: 2367 Clubhouse Drive

City *: Rocklin

State *: CA

Zip Code *: 95765

Auditor Main Phone Number *: 916-259-1666

Lead Audit Partner Name *: Elizabeth Tractenberg

Lead Audit Partner Direct Phone Number *: 916-259-1666

Lead Audit Partner Email Address *: elizabeth@tractenberg.net

FYE: 2015-12-31

Below is a list of *required* documents. Please check to indicate the document is attached. *

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - ***Select ONLY One***

- ○ For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.
- ◉ For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- ○ For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- ☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- ☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- ☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit: * Focal Point FINAL Audit 12.31.2015.pdf 1345168 bytes

FOCALPOINT
Investment Banking

FocalPoint Securities, LLC
11150 Santa Monica Blvd, Suite 1550
Los Angeles, CA 90025
310.405.7000 F:310.405.7077
www.focalpointllc.com

SEC
Mail Processing
Section
MAR 15 2016
Washington DC
409

March 14, 2016

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

RE: Annual Audit for FocalPoint Securities, LLC
SEC File 8-66697

Enclosed is a copy of the Annual Audit Report for FocalPoint Securities, LLC.

Please feel free to contact me with any questions you may have.

Sincerely,

David R. Porter
Chief Financial Officer

FINRA™

Financial Industry Regulatory Authority

Via email and U.S. Mail

February 24, 2016

David R. Porter
Chief Financial Officer
FocalPoint Securities, LLC
11150 Santa Monica Blvd., Suite 1550
Los Angeles, CA 90025

Re: FocalPoint Securities, LLC (CRD #133168) 2015 Annual Audit Report.

Dear Mr. Porter:

In reply to your letter dated February 24, 2016, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2015, pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before March 14, 2016, could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Sincerely,

Laura J. Hartt

Laura J. Hartt
Principal Regulatory Coordinator

cc: Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850

SEC Los Angeles Regional Office
444 South Flower Street, Los Angeles, CA 90071